AMENDMENT NO. 1
to
STOCK PURCHASE AND ASSET TRANSFER AGREEMENT

        AMENDMENT NO. 1, dated as of February 2, 2004 (the “Amendment”), to the STOCK PURCHASE AND ASSET TRANSFER AGREEMENT, dated as of November 17, 2003 (together with the Schedules thereto, the “Agreement”), by and among CIGNA Holdings, Inc., a Delaware corporation (“CIGNA Holdings”), Connecticut General Corporation, a Connecticut corporation and a wholly owned subsidiary of CIGNA Holdings (“Connecticut General”), Connecticut General Life Insurance Company, a specially-chartered Connecticut corporation and a wholly owned subsidiary of Connecticut General (“CGLIC”) and CIGNA Corporation, a Delaware corporation (“CIGNA” and, together with Connecticut General, CIGNA Holdings and CGLIC, “Sellers”) and Prudential Financial, Inc., a New Jersey corporation (“Buyer”).

        WHEREAS, the Agreement contemplates that CIGNA Bank will merge with and into Prudential Bank;

        WHEREAS, prior to the Closing, Sellers intend to make a capital contribution to CIGNA Bank in the amount of $3,000,000 (Three Million Dollars) (the “Bank Capital Contribution”);

        WHEREAS, in consideration of the increase to CIGNA Bank’s capital resulting from the Bank Capital Contribution, the parties agree that the Purchase Price shall be increased by the amount of such contribution;

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises and covenants set forth herein and in the Agreement, and in reliance upon the representations, warranties, conditions and covenants contained herein and in the Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	All capitalized terms used and not otherwise defined in this Amendment are used herein as defined in the Agreement.

2.	On or before February 1, 2004, Sellers agree to contribute $3,000,000 (Three Million Dollars) in cash as a capital contribution to CIGNA Bank.

3.

Effective on the date of consummation of the capital contributed contemplated by paragraph 2 and provided no dividend is declared by CIGNA Bank prior to closing, the dollar amount in clause (i) of the first sentence of Section 2.6(a) is hereby amended and restated to be “$2,103,000,000 (Two Billion One Hundred Three Million Dollars).”

4.

This Amendment may be executed in counterparts of like form, each of which, when executed, shall be deemed together an original and all of which taken together shall constitute one and the same instrument.

5.	Except as hereby amended, the terms and provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Sellers and of Buyer as of the date first above written.

CIGNA CORPORATION

By:	/s/ Michael W. Bell
Name: Michael W. Bell Title: Executive Vice President and Chief Financial Officer

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By:	/s/ David M. Cordani
Name: David M. Cordani Title: Senior Vice President and Chief Financial Officer

CONNECTICUT GENERAL CORPORATION

By:	/s/ James Yablecki
Name: James Yablecki Title: President

CIGNA HOLDINGS, INC.

By:	/s/ Joanne L. Dorak
Name: Joanne L. Dorak Title: President

PRUDENTIAL FINANCIAL, INC

By:	/s/ Kenneth Y. Tanji
Name: Kenneth Y. Tanji Title: Vice President